Exhibit 5.1

February 12 , 2021

Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

Re:  Registration Statement on Form S-8 filed by Nanobiotix S.A.

Ladies and Gentlemen:

We are acting as French counsel for Nanobiotix S.A. (the “Company”), a French société anonyme, in connection with the registration of (i) up to 986,359 ordinary shares, €0.03 nominal value per share, of the Company (“ordinary shares”) reserved for issuance upon exercise of outstanding share options (options de souscription d’actions or “OSA”) granted under the 2016, 2016-2, 2017, 2018, 2019 and LLY 2019 Stock Option Plans (the “Historical Stock Option Plans”); (ii) up to 718,767 ordinary shares reserved for issuance upon exercise of outstanding employee warrants (bons de souscription de parts de créateur d’entreprise or “BSPCE”) granted under the 2012-1, 08-2013, 09-2014, 2015-01, 2015-03, 2016 Ordinary, 2016 Performance, 2017 Ordinary and 2017 plans (the “Historical BSPCE Plans”); (iii) up to 263,028 ordinary shares reserved for issuance upon exercise of outstanding share warrants (bons de souscription d’actions or “BSA”) granted under the 04-12, 2013, 2014, 2015-1, 2015-2(a), 2016 Ordinary, 2016 Performance, 2016-02, 2017, 2018, 2018-01, 2018-02, 2019-1 and 2020 plans (the “Historical BSA Plans”); (iv) up to 446,500 ordinary shares outstanding under the 2017, 2018 and 2019 Free Share Plans (the “Historical Free Share Plans”); and (v) up to 2,800,000 ordinary shares reserved for future issuance upon the exercise of stock options or bons de souscription d’actions or acquisition of free shares, which may be granted by the executive board of the Company upon delegation of authority from the Company’s shareholders meeting dated on November 30, 2020 (together with the Historical Stock Option Plans, Historical BSPCE Plans, Historical BSA Plans, and Historical Free Share Plans, the “Plans”, and such ordinary shares, together with the 2,414,654 ordinary shares mentioned in (i), (ii), (iii) and (iv), the “Shares”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Shares that may be issued pursuant to the Plans have been duly authorized and, when issued in accordance with the Plans and against payment of due consideration therefor, will be validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to the laws of France as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction. We have assumed that the Company will take no action inconsistent with the resolutions authorizing the Company to issue the Shares. We have also assumed, for any future awards under the Plans, that (1) the resolutions authorizing the Company to issue the Shares pursuant to the Plans and the applicable award agreements will be in full force and effect on the date of such awards and (2) such future awards will be approved by the supervisory board of the Company and decided by the executive board of the Company in accordance with applicable law and with the terms of the Plans.

Nanobiotix S.A.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Shares to be issued and sold pursuant to the Plans under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day